Exhibit 2.1

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association are summaries and do not purport to be complete. Our amended and restated articles of incorporation are filed with the SEC as an exhibit to this Annual Report on Form 20-F.

Purposes and Objects of the Company

We are a public company registered under the Companies Law as Optibase Ltd., registration number 52-003707-8.

Pursuant to our articles of association, our objectives are to engage in any lawful business and our purpose is to act pursuant to business considerations to make profits. A consideration to the Company's purpose and objectives can be found in Chapter 1 to the Company's articles of association.

Our articles of association also state that we may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of our business considerations.

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the compensation committee, the board of directors and the shareholders at a general meeting, see “Approval of Certain Transactions” below.

Under Israeli law each director must act with an independent and sole discretion. Director who does not act this way is in breach of his fiduciary duties.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the Company.

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,216,256 ordinary shares were issued and outstanding as of March 20, 2020. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10.E. “Taxation” below.

One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Currently there are no shares of capital stock outstanding with special voting rights. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least thirty three and one third percent (33.3%) of our voting rights. In the event that a quorum is not present within half an hour of the scheduled time, the shareholders' meeting will be adjourned to the same day of the following week, at the same time and place, or such time and place as the board of directors may determine by a notice to the shareholders. If at such adjourned meeting a quorum is not present at the time of opening of such meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires the approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or through a voting instrument and voting thereon. Under our articles of association, if a resolution to amend the articles of association is recommended by our board of directors, such recommended resolution’s adoption in a general meeting of the shareholders requires an ordinary majority. In any other case, such a resolution requires approval of a special majority of more than three quarters of the votes of the shareholders entitled to vote themselves, by proxy or through a voting instrument.

The directors (who are not external directors) are appointed by decision of an ordinary majority at a general meeting. The directors have the right at any time, in a resolution approved by at least a majority of our directors, to appoint any person as a director, subject to the maximum number of directors specified in our articles of association, to fill in a place which has randomly been vacated, or as an addition to the board of directors. Any such director so appointed shall hold office until the next annual general meeting and may be reelected.

Under our articles of association our directors (who are not external directors) are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with the Companies Law. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office. A resigning director may be reelected.

Under the NASDAQ corporate governance rules, foreign private issuers are exempt from many of the requirements if they instead elect to be exempted from such requirements, provided they are not prohibited by home country practices and disclose where they have elected to do so.

Rights in the Company’s profits

All of our ordinary shares have the rights to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the event of liquidation

All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in the event of liquidation.

Changing Rights Attached to Shares

According to our articles of association, our share capital may be divided into different classes of shares or the rights of such shares may be altered by an ordinary majority resolution passed by the general meetings of the holders of each class of shares separately, or after obtaining the written consent of the holders of all of the classes of shares. As of the date hereof, we only have one class of shares.

Annual and Extraordinary Meetings

Our board of directors must convene an annual meeting of shareholders every year by no later than the end of fifteen months from the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or by one or more shareholders holding in the aggregate at least 5% of the voting rights in the Company. Where the board of directors is requisitioned to call a special meeting, it shall do so within twenty-one days, for a date that shall not be later than thirty-five days from the date on which the notice of the special meeting is published. Notice of a general meeting shall be given to all shareholders entitled to attend and vote at such meeting. No separate notice is to be given to registered shareholders of the Company. Notices may be provided by the Company in person, in mail, transmission by fax or in electronic form. A notice to a shareholder may alternatively be served, as general notice to all shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company's shares are traded.

Limitations on the Rights to Own Securities in the U.S.

Our memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents of Israel, and neither the memorandum and articles of association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of a company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

Limitations on Change in Control and Disclosure Duties

Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. For restriction of change of control provision under Israeli law, see Item 3.D. “Risk Factors”, under the heading “Risks Relating to Operations in Israel – Anti-takeover Provisions” above.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

Fiduciary Duty and Duty of Care of Directors and Officers

The Companies Law codifies the duties directors and officers owe to a company. An “Officer” includes a company’s general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other directors or managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

      ●    the avoidance of any conflict of interest between the director’s or officer’s position with the company and any other position he or she fulfills or with his or her personal affairs;

      ●   the avoidance of any act in competition with the company’s business;

      ●   the avoidance of exploiting any of the company’s business opportunities in order to gain a personal advantage for himself or for others; and

      ●    the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his or her position with the company.

The Companies Law requires that directors, officers or a controlling shareholder of a public company disclose to the company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and no later than the first board of directors meeting at which the transaction is first discussed.

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director with a company in other positions require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, transactions between a public company and its director or officer, or a transaction between such company and other person in which such director or officer has a personal interest must be approved by such company’s board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company’s audit committee as well. The determination whether such transaction is considered extraordinary or not is required to be made by audit committee.

The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include a majority of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed two percent (2%) of the total voting rights in the company. An “extraordinary transaction” is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability. Such an extraordinary transaction which shall last for a period exceeding three years shall be approved again by such company’s audit committee, board of directors and general meeting of shareholders by the special majority described above once in every three years.

The Companies Law further provides that the engagement terms of a controlling shareholder or its relative (including by an entity controlled by such controlling shareholder or its relative) with the company, either as an officer or an employee, must also be approved by such company’s compensation committee, board of directors and general meeting by the special majority described above. Such an engagement which shall last for a period exceeding three years shall be approved again by such company’s audit committee, board of directors and general meeting by the special majority described above once in every three years. However, an engagement described in the beginning of this paragraph only which may be approved for a period exceeding three years, provided that the audit committee approved the engagement term to be reasonable under the circumstances.

The Companies Law prohibits any person who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances when the majority of the board of directors’ (or the audit committee – as the case may be) has a personal interest in the matter. In case the majority has a personal interest in such matter then such matter must also be approved by the company’s shareholders. An officer who has a personal interest may be present for the presentation of the transaction if the chairman of the audit committee or the chairman of the board of directors as the case may be, determined that such officer’s presence is required for the presentation of the said transaction.

Compensation of Officers and Directors

Pursuant to the Companies Law, Israeli Public Companies are required to establish a compensation committee and adopt a compensation policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see Item 6.C. “Board Practices – Committees of the Board of Directors – The Compensation Committee”.

The compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (which we refer to hereinafter as the Majority Requirement): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments. The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy.

Pursuant to the Companies Law any transaction with an executive office (except directors and the CEO of the company) with respect to such officer's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Transactions between Israeli Public Companies and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval. With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting.

Such transactions for the approval of compensation arrangements with officers and directors of Israeli Public Companies must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if the conditions under the Companies Law are met and the company's shareholders approved the transaction in the Majority Requirement. Notwithstanding the above, with respect to the approval of compensation terms of an executive officer (except directors and the CEO of the company), the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Non material amendments of transactions relating to the compensation arrangement or terms of engagement of executive officer (including the CEO), require only the approval of the compensation committee.

On February 14, 2019, and following the approval by our compensation committee and our board of directors, our shareholders approved a new compensation policy and such policy is in affect for a 3-year term. On February 18, 2020, following the approval by our compensation committee and our board of directors, our shareholders approved an amendment to compensation policy with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance.

On January 11, 2013, the SEC approved the amended NASDAQ listing standards on compensation committees and advisers. Among others, the amended NASDAQ listing standards include provisions relating to the establishment of a compensation committee, the compensation committee charter, compensation committee members' independence requirements, and arrangements relating to advisers retained by the compensation committee. Under the amended rules, the compensation committee adviser and compensation committee authority requirements become effective on July 1, 2013. However, NASDAQ listed companies will have, until their first annual meeting after January 15, 2014, or, if earlier, October 31, 2014, to comply with other standards, including the compensation committee member independence standards and the requirement to have a compensation committee and charter (including any charter amendment to reflect the compensation committee authority requirements). NASDAQ listed companies must certify compliance with the listing standards within 30 days after the applicable implementation deadline. In addition, under the amended rules, foreign private issuers are exempt from compliance with the amended listing standards if home country practice is followed and the listed company discloses with the SEC the reasons why it does not have an independent compensation committee. Our compensation committee charter was updated in accordance with said amendments.

Anti-Takeover Provisions; Mergers and Acquisitions

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An executive officer in a target company who, in his or her capacity as an executive officer, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such executive officer acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, executive officer of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholder, shareholders who have personal interest in the offer, or shareholder who own 25% or more of the voting rights in the company, shall not be taken into account). If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital or that certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each of the merging companies.

Anti-Takeover Measures Under Israeli Law. The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our ordinary shares at a general meeting.

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10E. “Taxation”.

The Centralization Law. The Israeli parliament (the Knesset) approved the new Promotion of Competition and Reduction of Centralization Law, 5774-2013, or the Centralization Law, which, among others, imposes new constraints and stricter corporate governance rules on pyramid conglomerates, and forces separation between equity holdings in significant non-financial corporate businesses and equity holdings in significant financial businesses. The Centralization Law has entered into force on December 11, 2013.